UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

466096104

(CUSIP Number)

Slotnik Capital Management LLC

Attn: Loren Sauer

3953 Maple Avenue, Suite 160

Dallas, Texas 75219

(214) 462-9202

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466096104

1.	Names of Reporting Persons. Slotnik Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 305,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 305,557
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (1)
14.	Type of Reporting Person (See Instructions) OO, IA

(1)	Based upon 5,999,735 shares of common stock of the Issuer outstanding as of August 14, 2012, as disclosed in the Form 10-Q filed on August 15, 2012 by the Issuer with the U.S. Securities and Exchange Commission with respect to the quarterly period ended July 1, 2012.

CUSIP No. 466096104

1.	Names of Reporting Persons. Overhill Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 305,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 305,557
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 5,999,735 shares of common stock of the Issuer outstanding as of August 14, 2012, as disclosed in the Form 10-Q filed on August 15, 2012 by the Issuer with the U.S. Securities and Exchange Commission with respect to the quarterly period ended July 1, 2012.

CUSIP No. 466096104

1.	Names of Reporting Persons. Overhill Master Fund GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 305,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 305,557
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 5,999,735 shares of common stock of the Issuer outstanding as of August 14, 2012, as disclosed in the Form 10-Q filed on August 15, 2012 by the Issuer with the U.S. Securities and Exchange Commission with respect to the quarterly period ended July 1, 2012.

CUSIP No. 466096104

1.	Names of Reporting Persons. Charles B. Slotnik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 305,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 305,557
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (1)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 5,999,735 shares of common stock of the Issuer outstanding as of August 14, 2012, as disclosed in the Form 10-Q filed on August 15, 2012 by the Issuer with the U.S. Securities and Exchange Commission with respect to the quarterly period ended July 1, 2012.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of J. Alexander’s Corporation, a Tennessee corporation (the “Issuer”). The address of the principal executive office of the Issuer is located at 304 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee, 37202.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by and on behalf of each of Slotnik Capital Management, LLC, a Delaware limited liability company (“Slotnik Management”), Overhill Master Fund, L.P., a Cayman Islands exempted limited partnership (“Master Fund”), Overhill Master Fund GP, LLC, a Delaware limited liability company (“Master GP”), and Charles B. Slotnik. Slotnik Management, Master Fund, Master GP and Mr. Slotnik are collectively referred to herein as the “Reporting Persons.”

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) The principal place of business of each of the Reporting Persons is c/o Slotnik Capital Management LLC, 3953 Maple Avenue, Suite 160, Dallas, Texas 75219.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. Master Fund is the record and direct beneficial owner of the securities covered by this statement. Master GP is the sole general partner of, and may be deemed to beneficially own securities owned by, Master Fund. Slotnik Management serves as investment manager to, and may be deemed to beneficially own securities owned by, the Master Fund. Mr. Slotnik is the sole member of, and may be deemed to beneficially own securities owned by, each of Master GP and Slotnik Management.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) Slotnik Management and Master GP are organized under the laws of the State of Delaware. Master Fund is organized under the laws of the Cayman Islands. Mr. Slotnik is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons have acquired an aggregate of 305,557 shares of Common Stock of the Issuer, which are reported herein, in multiple open market transactions for an aggregate purchase price of $4,178,449. The source of funds for the purchase of shares of Common Stock of the Issuer was the general working capital of the Master Fund, which, at any given time, may include funds from margin account loans extended in the ordinary course of business. The Master Fund holds shares of Common Stock in one or more margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral for the repayment of debit balances in the account(s). The margin account(s) bear interest at rates based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin account(s), it generally is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock of the Issuer reported herein.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired shares of Common Stock of the Issuer for investment purposes. The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as disclosed in this Statement.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
8/8/2012	Master Fund	23,343		$13.672	Open Market
8/9/2012	Master Fund	17,441		$13.700	Open Market
8/10/2012	Master Fund	4,960		$13.646	Open Market
8/13/2012	Master Fund	65,020		$13.116	Open Market
8/14/2012	Master Fund	7,324		$13.110	Open Market
8/15/2012	Master Fund	10,000		$13.080	Open Market
8/20/2012	Master Fund	23,083		$13.604	Open Market
8/21/2012	Master Fund	11,345		$13.633	Open Market
8/22/2012	Master Fund	25,000		$13.598	Open Market
8/23/2012	Master Fund	20,000		$13.596	Open Market
8/24/2012	Master Fund	30,000		$13.600	Open Market
8/27/2012	Master Fund	6,582		$14.180	Open Market
8/28/2012	Master Fund	13,951		$14.274	Open Market
8/29/2012	Master Fund	10,000		$14.400	Open Market
8/31/2012	Master Fund	3,884		$14.429	Open Market
9/4/2012	Master Fund	1,200		$14.480	Open Market
9/5/2012	Master Fund	500		$14.510	Open Market
9/6/2012	Master Fund		3,200	$14.560	Open Market
9/6/2012	Master Fund		100	$14.560	Open Market
9/6/2012	Master Fund		1,200	$14.560	Open Market
9/6/2012	Master Fund		500	$14.560	Open Market
9/6/2012	Master Fund	25,000		$14.664	Open Market
9/7/2012	Master Fund	5,000		$14.538	Open Market
9/10/2012	Master Fund	1,924		$14.490	Open Market
9/11/2012	Master Fund	500		$14.490	Open Market
9/12/2012	Master Fund	4,500		$14.490	Open Market

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein and in the Joint Filing Agreement furnished herewith and attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2012	SLOTNIK CAPITAL MANAGEMENT LLC

	By:	/s/ Charles B. Slotnik
	Name:	Charles B. Slotnik
	Title:	Manager

OVERHILL MASTER FUND, L.P.

By: Overhill Master Fund GP, LLC, as its general partner

	By:	/s/ Charles B. Slotnik
	Name:	Charles B. Slotnik
	Title:	Member

OVERHILL MASTER FUND GP, LLC

	By:	/s/ Charles B. Slotnik
	Name:	Charles B. Slotnik
	Title:	Member

CHARLES B. SLOTNIK

/s/ Charles B. Slotnik

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)